China Forestry Inc

Economic Development Zone of Hanzhong City,

Shaan’xi Province, The People’s Republic of China

Phone: (011) (86) 29-85257870

August 12, 2015

Via Edgar

Securities and Exchange Commission

Attn: Beverly Singleton

Dear Ms Singleton:

In response to your oral comments, we hereby confirm that we will include the critical accounting policies in the MD&A section of our Form 10-K annual report for the year ended December 31, 2015.

We will also amend our Form 10-K annual report for the year ended December 31, 2014 to include the certifications signed by Yueping Li, our CEO, and Shuncheng Ma, our CFO.

For any further question or comment, please contact our US legal counsel's office at Bernard & Yam, LLP, Attn: Bin Zhou, Esq., Phone: 212-219-7783, Fax: 212-219-3604, Email: binzhou@bernardyam.com.

Acknowledgement Statement

In connection to responding to all the comments of the Securities and Exchange Commission, China Forestry Inc (“Company”) hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Truly yours,

/s/ Yueping Li

Yueping Li

Chief Executive Officer

China Forestry Inc